

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2014

<u>Via E-mail</u>
Greg McKinney
Chief Financial Officer
Bank of the Ozarks, Inc.
17901 Chenal Parkway
Little Rock, AR 72223

> **Re:** **Bank of the Ozarks, Inc.**
> **Form 10-K for Fiscal Period Ended December 31, 2013**
> **Filed February 28, 2014**
> **Response filed May 22, 2014**
> **File No. 000-22759**

Dear Mr. McKinney:

We have reviewed your response to our May 9, 2014 letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Period Ended December 31, 2013</u>

<u>Allowance for Loan and Lease Losses ("ALLL") and Credit Quality Indicators, page 128</u>

1. The ALLL for non-farm/non-residential comprises 41.9% of your ALLL. Since your average charge-offs for non-farm/non-residential real estate loans have been $1.1 million over the last three years please tell us why an ALLL of $13.6 million or more than 12 times the average charge-offs over the last three years is appropriate for your non-farm/non-residential real estate loans at December 31, 2013. In your response, please also address why an ALLL of more than 12 times the average charge-offs is appropriate for your residential real estate loans in light of your statement in your prior response that you reduced your allocations for qualitative factors due to improving economic

Greg McKinney
Bank of the Ozarks, Inc.
June 19, 2014
Page 2

conditions.   Please also provide us with your analysis of the ALLL for non-farm/nonresidential real estate loans for each of the last three years.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3752 if you have questions regarding our comment.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief